FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Supplementing the Preliminary Prospectus Supplement dated August 11, 2009
Registration Statement No. 333-157300
Dated August 11, 2009
IMAX Corporation
5,882,353 Common Shares
Final Term Sheet

Issuer:	IMAX Corporation (the “Company”)

Symbol:	IMAX (NasdaqGM); IMX (Toronto Stock Exchange)

Security:	Common shares, no par value

Size:	5,882,353 common shares

Over-allotment option:	882,353 additional common shares

Public offering price:	$8.50 per share

Underwriting commissions:	$0.425 per share

Net proceeds (excluding the over-allotment):	$47,200,000 ($54,325,000 if the underwriter exercises its over-allotment option in full) (in each case, after deducting the underwriter’s commissions and estimated offering expenses payable by the Company)

Trade date:	August 11, 2009

Settlement date:	August 17, 2009

Underwriter:	Roth Capital Partners, LLC

CAPITALIZATION
     The following table sets forth our cash, cash equivalents and capitalization as of June 30, 2009:
•	on an actual basis; and

•	on an as adjusted basis to effect (1) the repurchase of $6.0 million principal amount of the Senior Notes in July 2009, and (2) our sale of 5,882,353 common shares in this offering, based on the public offering price of $8.50 per share, and after deducting underwriting commissions and estimated offering expenses paid by us, assuming the underwriter does not exercise its over-allotment option.
     This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto that are incorporated by reference in the preliminary prospectus supplement, dated August 11, 2009, relating to this offering and the accompanying prospectus.

	June 30, 2009
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$49,000	$90,170

Indebtedness:
Bank indebtedness	$20,000	$20,000
9.625% Senior Notes due 2010	115,662	109,662	(1)

Total indebtedness	135,662	129,662

Shareholders’ deficiency:
Common shares, no par value, unlimited number authorized
55,023,590 shares issued and outstanding, historical	218,895
60,905,943 shares issued and outstanding, as adjusted		266,095
Other equity	6,266	6,266
Deficit	(247,089)	(247,186)
Accumulated other comprehensive income	3,791	3,791

Total shareholders’ deficiency	(18,137)	28,966

Total capitalization	$117,525	$158,628

(1)	The Company intends to use the net proceeds from the sale of the common shares offered hereby for the repayment of debt, including a portion of the Company’s 9.625% Senior Notes due 2010. See “Use of Proceeds” in this prospectus supplement.

DILUTION
     If you invest in our common shares, you will experience dilution to the extent of the difference between the public offering price per share you pay in this offering and the net tangible book deficit per common share immediately after this offering. Net tangible book deficit represents the amount of our total tangible assets reduced by our total liabilities. Our net tangible book deficit as of June 30, 2009 was approximately $76,409,592, or $1.3887 per common share. After deducting the estimated underwriter’s commission and estimated offering expenses paid by us, our net tangible book deficit, as adjusted for the offering (assuming no exercise by the underwriter of its over-allotment option), as of June 30, 2009, would have been $29,209,591, or $0.4796 per common share. Assuming the occurrence of this offering as of June 30, 2009, this represents an immediate decrease in net tangible book deficit of $0.9091 per common share to our existing shareholders and an immediate dilution of $8.9796 per common share to new investors purchasing our common shares in this offering.
     The following table illustrates the estimated per share dilution:

Public offering price per common share	$8.50

Net tangible book deficit per common share as of June 30, 2009	$1.3887

Increase per share attributable to the offering	$0.9091

As adjusted net tangible book deficit per share after the offering	$0.4796

Dilution to new investors purchasing common shares in the offering	$8.9796
     If the underwriter exercises its over-allotment option in full, the as adjusted net tangible book deficit would decrease to approximately $0.3574 per common share, representing an immediate decrease in net tangible book deficit of $1.0312 per common share to our existing shareholders and an immediate dilution of $8.8574 per common share to new investors purchasing our common shares in this offering.
     The exercise of outstanding options and warrants having an exercise price less than the public offering price will decrease dilution to new investors.
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Roth Capital Partners, LLC toll-free at 1-800-678-9147, by e-mail to rothecm@roth.com, by fax to (949) 720-7227 or by mail to 24 Corporate Plaza Drive, Newport Beach, CA, 92660, Attention: Equity Capital Markets.